Exhibit 99.1

Eocene Announces its First European Sales and Distribution Agreement to Accelerate the Commercialization of Colospan’s CG-100 Device

Givatayim, Israel, November 10, 2026 – Eocene Ltd. (NASDAQ: EOCN) (“Eocene” or the “Company”) today announced that its wholly owned subsidiary, Colospan Ltd. (“Colospan”), has entered into its first European commercial distribution agreement for its CG-100 device with Hospital Line SA (“Hospital Line”). Under the agreement, Hospital Line has been granted exclusive rights to market, sell and distribute CG-100 in Greece and Cyprus. Colospan intends for the agreement to serve as a foundation for the potential further commercial expansion of CG-100 into additional European markets. The planned commercial launch of CG-100 in Greece and Cyprus is expected to proceed in parallel with Colospan’s ongoing U.S. pivotal study of CG-100.

The agreement includes exclusivity rights and mutually agreed commercial targets. The agreement currently covers CG-100 only, and additional Colospan products may be added to the agreement as they become commercially available.

Hospital Line is a privately owned distribution company active in the specialty pharmaceutical and medical device markets and operates in Greece and Cyprus with partnerships with world leaders in medical devices, such as Boston Scientific, LeMaitre Vascular, Panther Healthcare and others.

Allen Baharaff, President and Chief Executive Officer of Eocene, commented:

“CG-100 was developed to address one of the greatest challenges in colorectal surgery by providing a potential alternative to diverting stomas. Signing our first European commercial distribution agreement represents an important milestone for Colospan. We look forward to introducing CG-100 together with Hospital Line and to supporting clinicians in a new approach that we believe could reduce the need for stomas for colorectal cancer patients”.

Boaz Assaf, Founder and Chief Executive Officer of Colospan, commented:

“We are very pleased to partner with Hospital Line, an established medical device distributor with strong relationships across the surgical communities in Greece and Cyprus. This agreement marks an important step in our European commercialization strategy, and we believe Hospital Line is well positioned to support the adoption of CG-100 in these markets. We are particularly excited to officially launch CG-100 at the upcoming 17th Hellenic-Cypriot Surgical Conference, which we believe will provide an excellent opportunity to introduce our innovative technology to leading surgeons and demonstrate its potential to transform colorectal surgery by reducing the need for diverting stomas.”

Anargyros Karellas, Chief Executive Officer of Hospital Line SA, commented:

“We are delighted to establish this partnership with Colospan and to introduce CG-100 to the Greek and Cypriot markets. We believe this innovative technology addresses a significant unmet clinical need in colorectal surgery and has the potential to improve patient care while reducing the burden associated with diverting stomas. We are looking forward to working closely with Colospan and the surgical community to bring this technology into clinical practice.”

About Eocene (formerly Galmed Pharmaceuticals)

Eocene Ltd. (NASDAQ: EOCN) is a GI-focused medtech and biopharmaceutical company headquartered in Ramat Gan, Israel, dedicated to advancing innovative solutions across gastrointestinal disease management, GI oncology and related therapeutic areas. The Company is building a diversified platform that combines medical devices, therapeutics and enabling technologies to address significant unmet clinical needs and improve patient outcomes. Eocene’s wholly owned subsidiary, Colospan Ltd., is a commercial-stage medical device company developing solutions designed to transform postoperative colorectal care. Its flagship product, CG-100, is an intraluminal bypass device intended to protect colorectal anastomoses and reduce the need for diverting stomas, offering a less invasive alternative to current surgical practice. CG-100 has received FDA Breakthrough Device Designation, is CE marked under the European Union Medical Device Regulation and is approved for investigational use in the United States under an FDA-approved IDE. The device is not approved for commercial use in the United States. EoCene’s therapeutic portfolio includes Aramchol, a first-in-class synthetic fatty acid-bile acid conjugate molecule being evaluated in liver disease and oncology indications, including gastrointestinal cancers.

For more information, visit www.eocn.com and www.colospan.com

Forward-Looking Statements

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to: the planned commercial launch of CG-100 in Greece and Cyprus; the timing and progress of such commercial launch; the ability of Hospital Line to successfully market, sell and distribute CG-100 in Greece and Cyprus; the potential adoption and market acceptance of CG-100; the potential expansion of the commercialization of CG-100 into additional European markets; the potential addition of other Colospan products to the distribution agreement; Colospan’s plans to launch CG-100 at the 17th Hellenic-Cypriot Surgical Conference; the potential benefits of CG-100, including its potential to address unmet clinical needs, improve patient care and reduce the need for, and burden associated with, diverting stomas; the progress and results of Colospan’s ongoing U.S. pivotal study of CG-100; the timing, extent and potential generation of future revenues; the expected benefits arising from the acquisition of Colospan; the Company’s ability to execute its strategy and growth initiatives, including using its existing capital resources; the anticipated benefits of the termination of the Company’s standby equity purchase agreement with Yorkville; and the Company’s future business, operations, financial condition, prospects and objectives. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors” and the additional risk factors relating to the business of Colospan Ltd. in the section entitled “Risk Factors” in our Report on Form 6-K filed with the SEC on June 8, 2026. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact: +972-3-693-8448, investor.relations@eocn.com